UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [Ö ]              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On December 3, 2015, Rosetta Genomics Ltd. (“Rosetta” or the “Company”) held its 2015 Annual General Meeting of Shareholders (the “Annual Meeting”). The proxy statement for the Annual Meeting (the “Proxy Statement”) was filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 to its Report on Form 6-K on October 27, 2015, and is incorporated herein by reference. Of the 18,177,361 ordinary shares issued and outstanding and eligible to vote as of the record date of November 2, 2015, a quorum of 6,259,813 (34.44%) of the eligible shares, was present in person or represented by proxy. As set forth below, Proposals 1-8 were approved at the Annual Meeting.

The following Proposals 1 through 8 were presented for approval at the Annual Meeting by the Board of Directors of Rosetta:

1.	Approval of the re-election of Dr. David Sidransky to serve as a Class II director of the Company for a 3-year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2018 in accordance with the Company’s Articles of Association.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
4,126,391	985,516	1,147,906	0

2.	If Item 1 on the agenda of the Annual Meeting is approved, approval effective as of the date of the Annual Meeting, in accordance with Section 273(a) of the Israeli Companies, Law, 5759-1999 (the “Companies Law”) of a grant to Dr. David Sidransky of an option to purchase up to 24,000 of the Company’s ordinary shares, nominal (par) value NIS 0.6 each (“Ordinary Shares”)

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
3,469,293	1,504,471	1,286,049	0

3.	Approval of the re-election of Mr. Joshua Rosensweig to serve as a Class II director of the Company for a 3-year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2018 in accordance with the Company’s Articles of Association.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
4,128,370	924,475	1,206,968	0

4.	Approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (“KFGK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015, and until the next Annual General Meeting, and to authorize the Audit Committee and the Board of Directors of the Company to determine the remuneration of KFGK in accordance with the volume and nature of their services.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
4,464,618	557,448	1,237,747	0

5.	Approval of the addition of 500,000 Ordinary Shares to the shares authorized for issuance under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (“GSIP”), so that the total number of Ordinary Shares authorized for issuance under the GSIP will equal 2,303,739.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
3,654,460	1,460,594	1,144,759	0

6.	Approval effective as of the date of the Annual Meeting, in accordance with Section 272(c1)(1) of Companies Law of an amendment to the employment terms for Mr. Ken Berlin, the Chief Executive Officer of the Company (the “CEO”). According to which, following his signing a restated agreement with the Company (the “Agreement”), the terms of Mr. Berlin’s current employment will be extended until the Company’s 2017 Annual Shareholder Meeting, and (i) his bonus eligibility would increase to $450,000 USD subject to meeting targets as set out from time to time by the Company’s Compensation Committee and Board of Directors, and (ii) that the definition of Change of Control in Mr. Berlin’s Employment Agreement be amended to include a situation in which “Continuing Directors” cease for any reason to constitute at least a majority of the Board. For this purpose, a “Continuing Director” is any person who at the beginning of the term, was a member of the Board, or any person first elected to the Board during the term whose election, or the nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds of the Continuing Directors then in office, but excluding any person (1) initially appointed or elected to office as a result of either an actual or threatened election and/or proxy contest by or on behalf of any “person” or “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) other than the Board, or (2) designated by any “person” or “group” (within the meaning of Section 13(d) of the Exchange Act) who has entered into an agreement with the Company to (i) become a shareholder controlling over 50% of the Company or its subsidiary, Rosetta Genomics Inc. (the “Subsidiary”), or (ii) merge with the Company or its Subsidiary or (iii) buy all or substantially all of either the Company’s, or the Subsidiary’s assets , or (iv) in any case of liquidation of the Company or its Subsidiary by its respective stockholders,” and that such bonus eligibility and amendment to the change of control provision would be incorporated into his employment terms and would also be in effect until the Company’s 2017 Annual Shareholder Meeting

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
3,722,807	1,367,707	1,107,512	61,787

7.	Approval, in accordance with Section 272(c1)(1) of the Companies, Law, for Mr. Ken Berlin, the Chief Executive Officer of the Company, of a grant of options to purchase up to 220,000 Ordinary Shares of the Company at an exercise price per share equal to the closing price on the date of the approval of such grant by the Company’s Shareholders, with 25% of the grant vesting at the first anniversary of the grant and then in equal installments each quarter during the next two years (altogether the vesting period shall be three years), unless it expires earlier in accordance with the terms of the Company's GSIP, and (ii) 45,000 Restricted Stock Units (“RSUs”), which will vest one year after the approval of the grant by the shareholders. The options and RSUs are granted and otherwise subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP, and will be added to the GSIP independently of the addition proposed in Item 5 of the meeting’s agenda;

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
3,194,060	1,835,417	1,163,806	66,530

8.	Approval of an increase of the Company’s registered (authorized) share capital and the corresponding amendment to the Articles, all as described in the accompanying proxy statement;

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
3,190,028	1,525,249	1,544,536	0

Following the Annual Meeting, the Board consists of the following members:

•	Class I: Mr. Brian A. Markison and Dr. Yitzhak Peterburg serve as a Class I directors, with a term to expire at the annual general meeting of shareholders to be held in 2017;

•	Class II: Dr. Joshua Rosensweig and Dr. David Sidransky serve as Class II directors, with terms to expire at the annual general meeting of shareholders to be held in 2018; and

•	Class III: Mr. Roy N. Davis serves as a Class III director, with a term to expire at the annual general meeting of shareholders to be held in 2016.

In addition, two external directors, Gerald Dogon and Tali Yaron-Eldar, were appointed by Rosetta’s shareholders on August 5, 2013 for three-year terms.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338 and 333-207697.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: December 3, 2015	By:	/s/ Oded Biran
Oded Biran Chief Legal Officer and Corporate Secretary